

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 2, 2010

Mr. Philip J. Rauch
Chief Financial Officer
NewMarket Technology, Inc.
14860 Montfort Drive, Suite 210
Dallas, TX 75254

      Re: **NewMarket Technology, Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed May 5, 2010
              File No. 000-27917

      We have completed our review of your preliminary information statement on Schedule 14C and have no further comments at this time.

              Sincerely,

              Larry Spirgel
              Assistant Director

cc: Michael A. Littman, Esq.
       Via Facsimile: (303) 431-1567